From file RA4001.TXT
************* SAMPLE FOR Y2K TESTING ************

        SPECIMEN - NOT AN OFFICIAL FILING

*************************************************


     INVALID CCC.    Correct the filing by using the EDGAR OS/2 workstation to
do a suspended edit, and change the ccc value to the correct one.